UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Directors' and PDMRs' Interests

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP").

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lincoln Wallen
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.800598 per share	50
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 50 shares Aggregated price: £440.03
e)	Date of the transaction	13 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Roderick Bristow
2	Reason for the notification
a)	Position/status	President, UK & Core Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		(i) £8.800598 per share (ii) £8.76683 per share	(i) 378 (ii) 282
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 660 shares Aggregated price: £5,798.87
e)	Date of the transaction	(i) 13 September 2019 (ii) 16 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Chief Technology and Operations Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		(i) £8.800598 per share (ii) £8.76683 per share	(i) 448 (ii) 314
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 762 shares Aggregated price: £6,695.45
e)	Date of the transaction	(i) 13 September 2019 (ii) 16 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Fallon
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.76683 per share	476
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 476 shares Aggregated price: £4,173.01
e)	Date of the transaction	16 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President, Growth Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.76683 per share	271
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 271 shares Aggregated price: £2,375.81
e)	Date of the transaction	16 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Coram Williams
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.76683 per share	277
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 277 shares Aggregated price: £2,428.41
e)	Date of the transaction	16 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 September 2019
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary